Filed by Conversant, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Conversant, Inc.

Commission File No. 001-31357

The following communication was used with respect to Conversant clients.

Client email:

Dear:

I’m pleased to share with you the exciting news that Conversant has reached a definitive agreement to be acquired by Alliance Data Systems Corporation (NYSE:ADS). Specifically, Conversant will be become part of the Epsilon division.

Over the last several years Epsilon has been working diligently to build a balanced portfolio of integrated services that together enable their clients to better identify, understand and engage their customers across channels in a way that creates compelling customer experiences and drives measurable marketing outcomes.

Epsilon is built on a rich heritage of data management, email, database, loyalty, strategy and analytics with meaningful scale in agency offerings, which have brought extensive creative, digital user experience and multi-channel communications capabilities. Now that Conversant is part of the Epsilon division we will ultimately be able to provide you with these additional services.

We anticipate regulatory and Conversant stockholder approval before year-end, and as we move toward close we look forward to discussing with you more fully how we believe Epsilon and Conversant’s combined offerings will work together to create even richer solutions for you.

In the meantime, I assure you it is business as usual at Conversant, as we remain focused on serving our valued clients.

Best,

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC

CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data’s website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant’s website at www.conversantmedia.com.

Participants in the Solicitation

Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data’s directors and executive officers is set forth in the proxy statement for Alliance Data’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant’s directors and executive officers is set forth in the proxy statement for Conversant’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.